Exhibit 99.8

ZenaTech Signs Offer to Acquire a Western Canadian Geospatial and Land Surveying Company to Accelerate Drone as a Service in Utilities, Forestry, Agriculture and Government Sectors

Vancouver, British Columbia, (June 11, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that it has signed an offer to acquire an established land surveying company with a regional footprint across Western Canada. The proposed acquisition builds on ZenaTech's ongoing North American acquisition strategy and focuses on expanding its Drone as a Service presence in the Western Canadian geospatial sector, which includes critical industries such as infrastructure, utilities, forestry, mining, and agriculture. By combining established surveying and geomatics expertise with advanced drone operations and emerging Beyond Visual Line of Sight (BVLOS) capabilities, ZenaTech believes it can expand its service offerings, increase recurring revenue opportunities, and capitalize on growing demand for geospatial data and aerial intelligence solutions across the region.

“Western Canada represents one of the most attractive North American growth markets for geospatial drone-based services supported by strong demand from construction, utilities, forestry, agriculture and public-sector clients,” said Shaun Passley, Ph.D., CEO of ZenaTech. “The proposed Western Canadian land survey firm acquisition would provide an established regional footprint, a broad commercial and government client base and immediate opportunities to expand higher-margin drone services. Combined with Canada’s progressive BVLOS (Beyond Visual Line of Sight) regulatory framework, we believe this positions us to accelerate recurring revenue growth, expand service coverage, and capitalize on a rapidly growing commercial and government drone services market.”

ZenaTech believes Western Canada is well positioned to become a leading market for commercial Drone-as-a-Service applications based on its vast geography, extensive infrastructure networks, and globally significant forestry and agricultural industries. This creates substantial opportunity for advanced drone operations capable of delivering speed, cost savings, improved safety, and actionable data analytics.

According to Grand View Horizon Research, the Canadian drone market is estimated at approximately US$4.5 billion in 2025 and is projected to reach over US$11 billion by 2033, growing at a compound annual growth rate of over 11%. This growth plus the fact that Canada has established one of the most progressive regulatory frameworks for BVLOS drone operations in North America, potentially provides a clearer and faster pathway to advanced applications and deployment.

ZenaTech’s Drone as a Service AI autonomy platform provides commercial and government clients with convenient subscription and usage-based drone services for a host of surveying, infrastructure inspection, maintenance, power washing, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable low-tech service companies ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global network of locations as well as integrate its AI drones, data processing workflows, and new services.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Quad, IQ Aqua, IQ Nano, ZenaDrone 2000, IQ Glider, and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.